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Bright Minds Announces Non-Brokered Private Placement Fully Subscribed by Management

Vancouver, British Columbia, December 6, 2023 - Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) ("Bright Minds" or the "Company"), a leading biotechnology company specializing in the development of novel treatments for neuropsychiatric disorders, epilepsy, and pain, is excited to announce a fully management-subscribed, non-brokered private placement. This placement involves up to 661,765 units of the Company (the "Units") at a price of $1.36 per Unit, aiming for aggregate gross proceeds of up to $900,000 (the "Offering").

Each Unit in this Offering will consist of one common share in the capital of Bright Minds (a "Share") and one Share purchase warrant (a "Warrant"). Each Warrant grants the holder the right to acquire one Share (a "Warrant Share") at a price of $1.70 per Warrant Share, valid for a period of 60 months following the Offering's closing date.

This Offering is being conducted under the listed issuer financing exemption as per Part 5A of National Instrument 45-106 - Prospectus Exemptions. As a result, the securities issued will not be subjected to a hold period under the prevailing Canadian securities laws. An Offering Document related to this placement is available on the Company's SEDAR+ profile at www.sedarplus.ca and on https://brightmindsbio.com/. Potential investors are advised to thoroughly review this document prior to making any investment decisions.

The proceeds from the Offering are intended to further the progress of Bright Minds' Phase 2 Clinical Trial for BMB-101 in a pediatric epilepsy indication. The expected closure of the Offering is around December 22, 2023.

Ian McDonald, the Chief Executive Officer and a Director of Bright Minds, has committed to subscribing for 100% of the Units in this Offering. Mr. McDonald's participation is a strategic move to assist the Company with funding the Phase 2 Clinical Trial for BMB-101, as the Company's other resources are currently devoted to ongoing research projects and general working capital needs.

"This investment is a clear signal of our long-term commitment and focused intent to advance BMB-101 into and through Phase 2 at an accelerated pace. We believe BMB-101 has the potential to be a best-in-class molecule, offering substantial advantages over existing treatments. Our aim is not just to compete with current standards of care but to set new ones, providing improved outcomes for patients," stated Ian McDonald, CEO of Bright Minds.

The securities issued pursuant to the Offering have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in the absence of U.S. registration or an applicable exemption from the U.S. registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as treatment resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds' drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first- generation compounds, such as fenfluramine, psilocybin, LSD, and ibogaine.

Investor Contacts:

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this new release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this news release include, without limitation, statements related to the completion of the Offering and the anticipated use of proceeds therefrom. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this news release.